Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

May 10, 2016

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.375% Senior Notes due 2026

Principal Amount:	$1,000,000,000

Maturity Date:	October 15, 2026

Benchmark Treasury:	1.625% UST due February 15, 2026

Benchmark Treasury Price and Yield:	98-25+; 1.760%

Spread to Benchmark Treasury:	T + 173 basis points

Yield to Maturity:	3.490%

Price to Public:	99.004%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2016

Make-whole Call:	Prior to July 15, 2026 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	At any time on or after July 15, 2026 (three months prior to their maturity date)

Trade Date:	May 10, 2016

Settlement Date:	May 13, 2016 (T+3)

CUSIP/ISIN:	03027XAK6 / US03027XAK63

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2013 Credit Facility (as defined in the Preliminary Prospectus Supplement). Subject to the terms of the 2013 Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $981.5 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc.

BBVA Securities Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Senior Co-Managers:	BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

EA Markets Securities LLC

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Co-Managers:	Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc

SG Americas Securities, L.L.C.

SMBC Nikko Securities America, Inc.

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 10, 2016 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll free at 1-888-603-5847, BBVA Securities Inc., toll-free at 1-800-422-8692, Mizuho Securities USA Inc., toll free at 1-866-271-7403, RBC Capital Markets, LLC, toll free at 1-866-375-6829, and TD Securities (USA) LLC, toll free at 1-855-495-9846.

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